Interbrew

THE WORLD'S LOCAL BREWER

02060034

02 NOV 25 AM 10: 09

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 20 November 2002

SUPPL

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Patrice.thys@interbrew.com .

Very truly yours,

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

Patrice J. Thys
Executive Vice President
Legal and Corporate Affairs

dw 11/27

Enclosure: press release

Interbrew

THE WORLD'S LOCAL BREWER©

PRESS RELEASE

Interbrew transfers licence agreement for Kloster® in Thailand to Boon Rawd

Brussels, 20 November 2002

Interbrew, *The World's Local Brewer©*, is pleased to announce that it has reached an agreement with Boon Rawd Brewery to produce Kloster® under licence in Thailand. Kloster® is the third most important brand in the Beck & Co portfolio, and has been available in Thailand since 1975 under licence agreement with Thai Amarit Brewery.

Boon Rawd Brewery is Thailand's Oldest Brewer and owns the country's most internationally recognized brands, Singha and Leo. In Thailand, Kloster® is a premium brand in its own right, and has been performing well, particularly in the areas surrounding Bangkok.

The production, distribution and marketing of Kloster® will be transferred from Thai Amarit to Boon Rawd at the beginning of 2003. Both Interbrew and Boon Rawd have made a strong commitment to continue to develop Kloster®'s market share, utilising Boon Rawd's vast knowledge of the local beer market.

This agreement between the two companies reflects the importance of Thailand in the overall scope of Interbrew's Asian strategy. Thailand is a country of over 70 million people, and is visited each year by roughly 10 million tourists, many of whom are familiar with Interbrew's premium brands. Breweries in this country are industrially and technologically advanced, and by working with them Interbrew ensures that it has a solid base for increasing its share of the Asian beer market.

In Thailand, where beer is generally considered a luxury product, beer consumption per capita went from 9 litres in 1994 to more than 19 litres in 2001. This figure from 2001 represents 16% of the total alcoholic-drink consumption per capita.

"*We are very happy to have come to this agreement with Interbrew to start distributing and producing the Kloster® brand in Thailand. It will be an opportunity for both companies to work more closely together and to, perhaps, explore other ventures opportunities.*" Said, Santi Bhirom Bhakdi, President of Boon Rawd "*This licence agreement definitely seals the good relationship between the two brewers.*"

"This licence agreement transfer from Kloster® to Boon Rawd, is the result of a long standing and excellent relationship between Interbrew and the Bhirom Bhakdi family, owner of Boon Rawd Brewery." said Hugo Powell, CEO of Interbrew. *"Interbrew is fully committed to working closely with Boon Rawd to continue to develop Kloster®'s market share in Thailand."*

Interbrew - *The World's Local Brewer©*

Interbrew, *The World's Local Brewer©*, is a leading consolidator in the world beer industry. The company is headquartered in Belgium and employs over 37,000 people worldwide. The strategy of Interbrew, The World's Local Brewer©, is to build strong local platforms in the major beer markets around the world. In the markets where it operates, Interbrew is respectful of the local heritage and tradition of the beer industry and helps the local management grow its business. "The World's Local Brewer©" strategy is based on four pillars: first strengthening the local brands (in many cases market leader, such as Jupiler® in Belgium), thereafter introducing international premium and specialty brands including Stella Artois®, Beck's®, Hoegaarden®, Leffe® and Bass® Ale. Finally, Interbrew brings considerable best practices to its local platforms and continues to develop the local operations both organically and through selective acquisitions. In total, more than 200 Interbrew brands are sold in over 120 countries. Visit web site www.interbrew.com for more information on Interbrew.

Contact information

Vicky Palmeri
Corporate Press Officer
Tel: +32-16-31-51-61
Mobile: +32-475-92-20-61
Fax: +32-16-31-59-69
E-mail: vicky.palmeri@interbrew.com

Patrick Verelst
Vice President Investor Relations
Tel: +32-16-31-55-41
Fax: +32-16-31-57-13
E-mail: patrick.verelst@interbrew.com